198 Davenport Road Toronto, Ontario, Canada, M5R 1J2

June 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Irene Barberena-Meissner
Division of Corporation Finance
Office of Energy and Transportation

Re:	Brazil Potash Corp.
Registration Statement on Form F-1
File No. 333-287711

Request for Acceleration of Effectiveness

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Brazil Potash Corp., a corporation incorporated and existing under the laws of the Province of Ontario, Canada (the “Registrant”), hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”), so that it may become effective at 4:00 p.m., Eastern time, on June 13, 2025, or as soon thereafter as practicable.

The Registrant understands that the staff of the U.S. Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as confirmation by the Registrant of its awareness of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the registered securities covered by the Registration Statement.

If you have any questions regarding the foregoing, please contact our counsel at Greenberg Traurig, LLP, Rebecca G. DiStefano at (305) 579-0541. In addition, it would be greatly appreciated if you could please call Ms. DiStefano to notify her when the Registration Statement has been declared effective.

Sincerely,

Brazil Potash Corp.

By:	/s/ Matthew Simpson
Name: Matthew Simpson
Title: Chief Executive Officer

cc:	Ryan Ptolemy, Chief Financial Officer, Brazil Potash Corp.
Rebecca G. DiStefano, Esq., Greenberg Traurig, P.A.